

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Brian T. Moynihan
Chief Executive Officer, President and Director
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

     RE: **Bank of America Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Forms 10-Q for the Quarterly Periods Ended March 31, 2010,
                June 30, 2010 and September 30, 2010
                Form 8-K filed January 21, 2011
                File No.: 001-06523

Dear Mr. Moynihan:

     We have reviewed your response letter dated January 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 6 – Outstanding Loans and Leases

Impaired Loans and Troubled Debt Restructurings, page 30

1.   We note that you have a significant credit card portfolio and that as of September 30, 2010 you had $10.4 billion of domestic and foreign credit card loans that had been

renegotiated, substantially all of which are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, tell us how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at the origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 92

Representations and Warranties, page 139

2.   We note your responses to prior comments seven and eight of our letter dated December 22, 2010 regarding the claims process with monoline insurers, whole loan purchasers and investors in private label securitizations. Please respond to the following:

   a. Your response indicates that approximately 12 percent and 68 percent of the claims that you initially denied from the monolines and whole loan sales purchasers/private-label securitizations, respectively, have been resolved through repurchase, make-whole payments or rescission. Please disaggregate this percentage separately for situations where the claims are later resolved through (a) repurchase or make-whole payments and (b) rescission.

   b. Tell us how your original rejection impacts the timing and amount of the repurchase reserve, such as whether the reserve is immediately reduced after your original rejection, or whether the repurchase reserve is adjusted only after final resolution of the claim between you and the counterparty. Please ensure your response covers each of the counterparties individually given your disclosures on page 40 about how the reserve is established by counterparty and the differences that may arise given those circumstances.

   c. Your response indicates that certain monolines have been unwilling to withdraw repurchase requests, regardless of the evidence that you have provided. Please tell us whether you have other contractual relationships with these monolines and whether you have encountered other circumstances where you or the monoline have determined not to perform in light of the open issues related to the mortgage repurchase requests.

   d. We note your disclosure on page 41 where you indicate the amount of unresolved repurchase requests received from the monolines that have been reviewed and where you believe a valid defect has not been identified. In light of the fact that in some situations after your originally reject a claim, you later end up resolving the matter through a make-whole payment or repurchase, please clarify this disclosure to clearly indicate that scenario as a potential outcome and add disclosure addressing how that outcome is factored into any reserve liability.

Credit Risk Management, page 155

Allowance for Credit Losses, page 189

3.   Please tell us whether the component of your allowance for loan and lease losses that covers performing consumer and commercial loans and leases which have incurred losses that are not yet individually identifiable factors in contractual interest payments not expected to be collected on the loan. If so, tell us how your model captures this expectation and consider providing further disclosure about this in your Form 10-K for the fiscal year ended December 31, 2010.

Form 8-K filed January 21, 2011

4.   We note your disclosure on page 14 of your earnings release that you recorded $4.1 billion of representations and warranties expense, which included $3.0 billion related to the GSE agreements, as well as adjustments to the representations and warranties liability for loans sold directly to the GSEs. Please tell us why you had to recognize the entire $3.0 billion settlement with the GSEs as additional expense during the quarter given the level of mortgage repurchase liability as of September 30, 2010 and the disclosures you made indicating that you have an established history of working with the GSEs and thus would have better been able to establish at least some reserve related to future repurchase requests. As part of your response, please clarify the amount of the repurchase reserve as of December 31, 2010 by counterparty, and consider including this information in your Form 10-K for the year ended December 31, 2010.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3512 if you have any questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant